

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Via E-mail
Learned Hand
President and Chief Financial Officer
China Advanced Technology
710 Market Street
Chapel Hill, North Carolina 27516

> **Re: China Advanced Technology**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 18, 2011**
> **File No. 333-169212**

Dear Mr. Hand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It does not appear that you have responded to comments 11, 14 and 18 in our letter dated April 7, 2011. In addition, although your response to comment 24 in our letter dated April 7, 2011 indicates that you complied with our comment, we were unable to locate a copy of your bylaws. Accordingly, we re-issue each of these comments.

2. We note your response to comment 3 in our letter dated April 7, 2011. Because the amount of shares being registered for resale is approximately 96.7% of your total shares held by non-affiliates, the offering appears to be a primary offering by you and the selling stockholders are acting as a conduit for you. Accordingly, please revise the registration statement to name the selling stockholders as underwriters and disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed. If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction

that is eligible to be made under Securities Act Rule 415(a)(1)(i). For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Plan of Operation, page 8

Plan of Operations, page 8

3. We note your response to comment 9 in our letter dated April 7, 2011 and the disclosure that you had a net loss of $17,277 for the three months ended January 31, 2011. However, it appears that your statement of operations on page F-18 discloses a net loss of $18,435 for such period. We note that the disclosure on page F-18 states $17,277 as your loss from operating expenses. Please revise.

Evaluation of Disclosure Controls and Procedures, page 10

4. We note your response to comment 12 in our letter dated April 7, 2011. It appears that you deleted the subsection "Management's Report on Internal Control over Financial Reporting and Disclosure Controls and Procedures." However, the subsection "Evaluation of Disclosure Controls and Procedures," which was the subject of comments 28 and 29 in our letter dated October 1, 2010, still remains. Accordingly, we re-issue comments 28 and 29 in our letter dated October 1, 2010 and comment 12 in our letter dated April 7, 2011.

Business, page 11

Employees and Design Services, page 13

5. We note your response to comment 15 in our letter dated April 7, 2011 and the revised disclosure that you have one employee. Please tell us why you do not consider Jehu Hand, your Corporate Secretary, to be an employee.

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets

6. We note your response to comment 22 in our letter dated April 7, 2011, and we re-issue such comment. Please tell us how you determined the collectability of your receivables is reasonably assured as we previously requested. In this regard, we note certain invoices have been outstanding since July and August of 2010. Generally, revenue is not recognized until it is realized or realizable. Therefore, please explain how you concluded it was appropriate to recognize revenue. See SAB Topic no. 13.A.

Recent Sales of Unregistered Securities, page II-1

7. We note your response to comment 23 in our letter dated April 7, 2011 and the revised disclosure that Vitalcare issued 40,019 shares on March 24, 2008. Please explain to us why you believe the revised disclosure is responsive to comment 54 in our letter dated October 1, 2010, which had requested disclosure regarding 51,158 shares issued by you, and not 40,019 shares issued by your predecessor. We re-issue comment 54 in our letter dated October 1, 2010 and comment 23 in our letter dated April 7, 2011.

Signatures

8. Please identify, if correct, that Learned J. Hand is your sole director and that he has also signed the registrant statement in his capacity as your principal financial officer and sole director. See Instruction 1 to Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula at (202) 551-3339 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Jehu Hand
        Hand & Hand